Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Six Months Ended
	June 30,
	2018	2017
Earnings:
Income before income taxes	$519	$316
Equity in earnings from unconsolidated affiliates	—	(1)
	519	315
Add:
Fixed charges	233	229
Distributed income of equity method investees	4	3
Subtract:
Interest capitalized	(1)	—
Earnings available for fixed charges	$755	$547

Fixed Charges:
Interest expense(1)	$178	$175
Interest capitalized	1	—
Estimated interest included in rent expense	54	54
Total Fixed Charges	$233	$229

Ratio of Earnings to Fixed Charges	3.2	2.4
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(1)    Includes the amortization of debt discount and capitalized expenses related to indebtedness.